SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 4

                         SPECTRUM ORGANIC PRODUCTS, INC.
                                (Name of Issuer)

                            No Par Value Common Stock
                         (Title of Class of Securities)

                                    685928103
                                 (CUSIP Number)

                                Jethren Phillips
                       c/o Spectrum Organic Products, Inc.
                       5341 Old Redwood Highway, Suite 400
                               Petaluma, CA 94954
                                 (707) 778-8900
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                     6/28/04
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No. 685928103                               Page 2  of 5   Pages
-------------------------                      --------------------------
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1       NAME OF REPORTING PERSON:         Jethren Phillips

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
-------------------------------------------------------------------------

                        7      SOLE VOTING POWER           28,117,500

           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER         0
         BENEFICIALLY
          OWNED BY
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER      28,117,500
           PERSON
            WITH
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER    0

-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        28,117,500
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [ ]

-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        60.6%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
-------------------------------------------------------------------------

                                SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No. 685928103                               Page 3  of  5  Pages
-------------------------                      --------------------------



Item 1.        Security and Issuer

         No par value common stock of Spectrum Organic Products, Inc.(the "Company"), with its principal executive offices at 5341 Old Redwood Highway, Suite 400, Petaluma, California 94954.

Item 2.        Identity and Background

(a)      Jethren Phillips
(b)      c/o Spectrum Organic Products, Inc.
         5341 Old Redwood Highway, Suite 400
         Petaluma, CA  94954
(c)      Mr. Phillips is Chairman of the Board of the Company.
(d)      None
(e)      None
(f)      U.S.A.

Item 3.        Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.        Purpose of Transaction

         Not applicable.

Item 5.        Interest in Securities of the Issuer

(a) The aggregate amount of securities beneficially owned by Mr. Phillips as of the date of this filing is 28,117,500 shares, which represents 60.6% of the total class. In addition, Mr. Phillips holds incentive stock options representing the right to buy 75,000 shares, none of which were exercisable at the date of this filing.

(b)      Sole voting power     - 28,117,500

         Shared voting power   - 0

         Sole disposal power   - 28,117,500

         Shared disposal power - 0

(c) Since Amendment No. 3 filed on Schedule 13D/A with the Securities & Exchange Commission on June 23, 2004 by Mr. Phillips, the following dispositions of securities have been effected by Mr. Phillips:

                                SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No. 685928103                               Page 4  of  5  Pages
-------------------------                      --------------------------


         -------------------- -------- --------------- -------------------------
         Date of Transaction   Shares     Price per      Nature of Transaction
                              Disposed      Share
         -------------------- -------- --------------- -------------------------
         June 28, 2004        126,327      $0.00                 Gift
         -------------------- -------- --------------- -------------------------
         June 29, 2004        400,000      $0.50             Private sale
         -------------------- -------- --------------- -------------------------

(d)      Not applicable
(e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None

Item 7.        Material to Be Filed as Exhibits

         None

                                SCHEDULE 13D/A


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CUSIP No. 685928103                               Page 5  of  5  Pages
-------------------------                      --------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            July 7, 2004


                                            /s/  Jethren Phillips
                                            -----------------------------------
                                                 Jethren Phillips